Name of Registrant: Exxon Mobil Corp.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 6, 2020

Dear Exxon Mobil Shareowner:

Support Proposal #4 and #9 Requesting an Independent Board Chair and Improved Disclosure of Lobbying Activities

CalPERS is the largest state public pension fund in the United States with nearly $400 billion1 in total assets under management, and a long-term owner of approximately ten million shares in Exxon Mobil Corp. We encourage shareowners to vote FOR proposal #4 and #9 at the company’s May 27th, 2020 annual meeting of shareowners.

Please note that proposal #4 was filed by The Olga Monks Pertzoff Trust 1945 as lead proponent of a filing group, and proposal #9 was filed by The United Steelworkers.

Vote FOR Proposal #4 Requesting an Independent Board Chair

CalPERS believes that investors will benefit if the board is chaired by an independent director who can provide a balance of power between the CEO and the board, and support effective board oversight of management. In our view, appointing a board chair who is independent of management is nearly always preferable to having one individual lead both the board and the management team.

Leading corporate governance investor organizations like the Counsel of Institutional Investors and the International Corporate Governance Network also agree. While we recognize that Exxon Mobil has appointed a lead independent director, in our view, an independent board chair is better positioned to oversee the executives of the company and represent shareowners without the inherent conflicts that a CEO or other executive insiders will encounter.

Vote FOR Proposal #9 Requesting Improved Disclosure of Lobbying Activities

We believe that shareowners would benefit from improved disclosure of the company's political spending activities and lobbying expenditures. In our view, improved disclosure would allow shareowners to better assess the risks and benefits associated with such spending.

1CalPERS total assets under management at year end December 31, 2019.
PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.

Name of Registrant: Exxon Mobil Corp.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA 95811

Specifically, proposal #9 is asking for annual reporting that includes the following:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Exxon Mobil used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, including in each case the amount of the payment and the recipient.

3.	Description of management's and the Board's decision-making process and oversight for making payments described above.

Vote FOR Proposal #4 and #9

As a significant investor in Exxon Mobil, we encourage shareowners to support proposal #4 and #9. We believe that an independent chair structure will lead to a more proactive, responsive, and effective board of directors. We also believe that improved disclosure of the company's political spending activities and lobbying expenditures would allow shareowners to better assess the risks and benefits associated with such spending.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.